SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 30, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated April 30, 2009 regarding “Ericsson reports first quarter results.”

FIRST QUARTER REPORT

April 30, 2009

Ericsson reports

first quarter results

•	Sales SEK 49.6 (44.2) b, up 5% for comparable units in constant currencies

•	Operating income1) before joint ventures SEK 4.7 (3.4) b

•	Operating margin1) before joint ventures 9.5% (7.6%)

•	Share in earnings from joint ventures SEK -2.2 (0.9) b

•	Income after financial items1) SEK 3.3 (4.5) b

•	Restructuring charges SEK 0.7 (0.8) b, excluding joint ventures

•	Net income SEK 1.8 (2.6) b

•	Earnings per share SEK 0.54 (0.83)

•	Cash flow 2) 3) SEK -1.7 (2.8) b, including SEK 1.5 b pension trusts payment

1) Excluding restructuring charges.

2) Excluding cash outlays for restructuring of SEK 1.2 (0.3) b

3) Excluding dividend from Sony Ericsson of SEK 0.0 (2.2) b

CEO COMMENTS

“We have started the year with good growth ahead of the market and a positive margin trend but with a weaker cash flow,” said Carl-Henric Svanberg, President and CEO of Ericsson (NASDAQ:ERIC). “Sales of network infrastructure are stable and the demand for professional services is growing. We have won several strategic contracts during the quarter, including 3G for China Unicom, 4G for Verizon Wireless and managed services for Vodafone UK.

The effects of the global economic recession on the global mobile network market are so far limited. We have seen operators, in a few markets where local currencies have depreciated dramatically, postpone investments. Some operators are also more cautious with longer-term investments in fixed networks, such as rollout of fiber networks. Most operators, however, have healthy financial positions, there is a strong traffic growth and the networks are fairly loaded.

It remains difficult to more precisely predict how operators will act in the current environment. However, investments in wireless networks largely continues, and rollouts of new networks and new technologies accelerate in markets such as the US, China and India. Telecom plays a critical role for growth and development of societies, and fixed and mobile broadband rollouts are now on political agendas in most countries.

Our cost reduction activities are running according to plan, targeting annual savings of SEK 10 b. from the second half of 2010. With our business mix, worldwide presence and early decision to cut costs, we are well positioned to strengthen our leadership in the present turbulent economic environment.

Our joint ventures, Sony Ericsson and ST-Ericsson, are affected by the economic downturn and the dramatic decline in consumer demand for handsets. Extensive programs to reduce costs are ongoing to adjust to the current market environment and restore profitability,” concluded Carl-Henric Svanberg.

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FINANCIAL HIGHLIGHTS

Income statement and cash flow

	First quarter			Fourth quarter
SEK b.	2009	2008	Change	2008 1)	Change
Net sales	49.6	44.2	12%	67.0	-26%
Net sales for comparable units	49.6	42.7	16%	65.9	-25%
Gross margin	36.3%	38.6%	—	35.2%	—
EBITDA margin before JVs	12.9%	12.7%	—	17.7%	—
Operating income before JVs	4.7	3.4	40%	9.8	-52%
Operating margin before JVs	9.5%	7.6%	—	14.6%	—
Income after financial items	3.3	4.5	-25%	9.5	-65%
Net income	1.8	2.6	-30%	4.1	-44%
EPS diluted, SEK	0.54	0.83	-35%	1.21	-55%
Adjusted cash flow2)	-1.7	2.8	—	8.0	—
Cash flow from operations	-2.9	4.7	—	7.0	—

All numbers, excl. EPS and Net income, adjusted for restructuring charges

1)	Fourth quarter 2008 includes a capital gain of SEK 0.8 b. from divestment of shares in Symbian
2)	Excluding cash outlays for restructuring of SEK 1.2 (0.3) b. and dividend from Sony Ericsson of SEK 0.0 (2.2) b.

Sales in the quarter increased 12% year-over-year and 16% for comparable units, i.e. excluding Ericsson Mobile Platforms and PBX operations. Excluding currency exchange rate effects, growth amounted to 5% for comparable units.

In the quarter, gross margin, excluding restructuring charges, was 36.3% (38.6%). The year-over-year decline is mainly due to large initial rollouts of 3G in China, higher sales in India, higher proportion of services sales and the transfer of Ericsson Mobile Platforms. Gross margin improved sequentially due to the business mix and effects of the ongoing cost reduction program.

Operating expenses amounted to SEK 13.6 (14.1) b. in the quarter, excluding restructuring charges. The year-over-year decrease, despite unfavorable currency effects, is primarily a result of ongoing cost reduction activities. Operating expenses as a percentage of sales declined to 27% (32%).

Operating income, excluding joint ventures and restructuring charges, increased by 40% and amounted to SEK 4.7 (3.4) b. in the quarter. Operating margin, excluding joint ventures and restructuring charges, increased to 9.5% (7.6%). Networks, Professional Services and Multimedia showed a positive margin development during the quarter. A weaker SEK affected income positively but hedges partly limited the positive effect.

Ericsson’s share in earnings from joint ventures amounted to SEK -2.2 (0.9) b.

Financial net was SEK 0.8 (0.2) b. in the quarter, mainly resulting from positive revaluation of financial investments and lower financial cost due to the decline in interest rates.

Net income amounted to SEK 1.8 (2.6) b. in the quarter and was negatively impacted by the significant drop in the share in earnings from Sony Ericsson.

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Adjusted cash flow amounted to SEK -1.7 (2.8) b. excluding cash outlays for restructuring of SEK 1.2 (0.3) b. and dividend from Sony Ericsson of SEK 0.0 (2.2) b. Cash flow in the quarter was negatively affected by seasonality and capitalization of pension trusts of SEK 1.5 b. Current liabilities decreased due to high VAT payments and cash out from provisions.

Trade receivables decreased sequentially due to lower sales. However, days sales outstanding (DSO) increased to 124 (110), due to increased business activity, and high invoicing in the later part of the quarter. There are also some effects from operators optimizing their cash situation in the tougher credit environment.

Balance sheet and other performance indicators

SEK b.	Mar 31, 2009	Dec 31, 2008
Net cash	22.9	34.7
Interest-bearing liabilities and post-employment benefits	41.2	40.4
Trade receivables	75.2	75.9
Days sales outstanding	124	106
Inventory	30.7	27.8
Of which market unit work in progress	18.9	16.5
Inventory days	83	68
Payable days	65	55
Customer financing, net	2.8	2.8
Return on capital employed	7%	11%
Equity ratio	52%	50%

The net cash position decreased sequentially to SEK 22.9 (34.7) b. mainly due to a payment of USD 1.1 b. (SEK 8.4 b.) to establish the 50/50 joint venture ST-Ericsson with STMicroelectronics. Cash, cash equivalents and short-term investments amounted to SEK 64.1 (75.0) b. Of a total debt of SEK 32.2 b., SEK 7.2 b. matures in the next twelve months.

Customer financing remains low at a level of SEK 2.8 (2.8) b.

During the quarter, approximately SEK 3.1 b. of provisions related to warranty and project commitments and other items were utilized, of which SEK 1.2 b. were related to restructuring. Additions of SEK 1.7 b. were made, of which SEK 0.6 b. related to restructuring. Reversals of SEK 0.3 b. were made.

Cost reductions

The cost reduction program launched in January 2008 was concluded by year-end, with charges of SEK 6.7 b. In January 2009, further cost reductions were announced. The program targets annual savings of SEK 10 b. from second half of 2010, with an equal split between cost of sales and operating expenses. Restructuring charges are estimated to SEK 6-7 b. Restructuring charges related to activities launched in the first quarter amounted to SEK 0.7 b. At the end of the quarter cash outlays of SEK 3.3 b. remains.

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As previously announced, we are leveraging synergies between our different technologies, in-house and acquired, and taking advantage of opportunities in the transformation to all-IP broadband networks. We are reducing the number of software platforms and increasing the re-use of hardware.

	First quarter	Full year
Restructuring charges, SEK b.	2009	2008
Cost of sales	-0.4	-2.5
Research and development expenses	-0.3	-2.7
Selling and administrative expenses	—	-1.5
Total	-0.7	-6.7

SEGMENT RESULTS

	First quarter			Fourth quarter
SEK b.	2009	2008	Change	2008		Change
Networks sales	33.5	30.0	12%	45.8		-27%
Of which network rollout	4.7	4.5	4%	7.6		-38%
EBITDA margin	14%	15%	—	17%		—
Operating margin	10%	9%	—	14%		—
Professional Services sales	12.8	10.0	28%	16.2		-21%
Of which managed services	4.2	3.1	34%	4.3		-2%
EBITDA margin	17%	16%	—	19%		—
Operating margin	15%	14%	—	18%		—
Multimedia sales2)	3.2	2.6	25%	3.9		-17%
EBITDA margin2)	10%	1%	—	25	%1)	—
Operating margin2)	2%	-9%	—	18	%1)	—
Sales from divested and transferred businesses	—	1.6	—	1.1		—
Total sales	49.6	44.2	12%	67.0		-26%

All numbers exclude restructuring charges

1)	Fourth quarter 2008 includes a capital gain of SEK 0.8 b. from divestment of shares in Symbian
2)	2008 and 2009 numbers for Multimedia exclude Ericsson Mobile Platforms and PBX operations.

Networks

Networks sales increased by 12% year-over-year, positively impacted by a weaker SEK. Sales, excluding network rollout, were up with especially strong performance in China, India and the US. Sales of network rollout services decreased 38% sequentially, reflecting a lower proportion of turnkey projects. The increase in operating margin was a result of the weaker SEK, business mix and lower costs, despite a negative impact from the ongoing large rollouts in China and India.

Ericsson’s technology leadership was confirmed through key contract wins. China Unicom is presently carrying out the world’s largest and fastest 3G rollout and Ericsson plays a key role in this. The 3G rollout for BSNL in India has started. The 4G/LTE contract with Verizon Wireless is of major strategic importance.

The growing traffic in the world’s broadband networks increases the demand for transmission and packet network upgrades, and sales of Ericsson’s SmartEdge routers and MiniLink showed strong growth.

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Professional Services

Professional Services sales increased by 28% year-over-year. Growth in constant currencies amounted to 10%. Managed services continued to grow substantially and were up 34% year-over-year. The growing interest for managed services is driven by operators’ increased focus on cost, especially in the current market environment. Operating margin in the quarter reached 15% (14%) due to continued efficiency gains.

During the quarter, five new managed services contracts were signed, including key contracts with T-Mobile and Hutch for their shared network in UK and with Vodafone UK. The total number of subscribers in managed operations is now 275 million, of which 60% are in high-growth markets.

Multimedia

Multimedia sales increased by 25% year-over-year for comparable units, i.e. excluding divestment of the PBX operations and Ericsson Mobile Platforms. Revenue Management and IPX (multimedia brokering) continued to show good growth. Some cable and satellite operators are postponing TV investments. Operating margin in the quarter for comparable units was 2% (-9%).

Sony Ericsson

	First quarter			Fourth quarter
EUR m.	2009	2008	Change	2008	Change
Number of units shipped (m.)	14.5	22.3	-35%	24.2	-40%
Average selling price (EUR)	120	121	-1%	121	-1%
Net sales	1,736	2,702	-36%	2,914	-40%
Gross margin	8%	29%	—	15%	—
Operating margin	-21%	7%	—	-9%	—
Income before taxes	-370	193	—	-261	—
Income before taxes, excl restructuring charges	-358	193	—	-133	—
Net income	-293	133	—	-187	—

Units shipped in the quarter were 14.5 million, a decrease of 35% year-over-year. Sales in the quarter were EUR 1,736 million, a decrease of 36% year-over-year. Sales decreased primarily as a result of continued weak consumer confidence and de-stocking in the retail and distribution channels. Gross margin declined both year-on-year and sequentially, reflecting a change in the product mix, material write-offs, and exchange rate volatility.

Income before taxes for the quarter, excluding restructuring charges, was a loss of EUR 358 million. The company has extensive operating expenses cost reduction programs of EUR 880 million and cost of sales reduction programs in place with the ambition to restore profitability. As of March 31, 2009, Sony Ericsson retained a strong net cash position of EUR 1.1 billion.

Ericsson’s share in Sony Ericsson’s income before tax was SEK -2.1 (0.9) b. in the quarter.

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ST-Ericsson

	2009		2008
USD m	Feb-Mar	Proforma Q1	Proforma Q1
Net sales	391	562	862
Operating income before taxes	-98	—	—
Net income	-89	—	—

ST-Ericsson was formed on February 2, 2009. By merging STMicroelectronics’ wireless business and Ericsson Mobile Platforms, a world leader is created in this industry. The company has leading solutions in 2G, 3G and TD-SCDMA as well as LTE. ST-Ericsson is a major supplier to Nokia, Samsung, Sony Ericsson, LG and others.

ST-Ericsson’s sales were significantly affected by the slowdown in the handset market and ongoing de-stocking among operators. A cost adjustment program of USD 250 m. was launched in the fourth quarter 2008, and is under execution. An additional cost reduction program of USD 230 m. has been launched to adapt to current market conditions.

ST-Ericsson is reported in US-GAAP. Ericsson’s share of ST-Ericsson’s earnings before tax was SEK -0.4 b. Ericsson’s share of ST-Ericsson’s earnings before tax, adjusted to IFRS, was SEK -0.2 b. The adjustments mainly relates to capitalization of hardware R&D.

Ericsson Mobile Platforms incurred a loss of SEK -0.5 b. for January, which is added to the result in segment ST-Ericsson. The total loss in the segment is therefore SEK -0.7 b.

REGIONAL OVERVIEW

	First quarter			Fourth quarter
Sales, SEK b.	2009	2008	Change	2008	Change
Western Europe	11.2	11.7	-4%	16.1	-31%
Central and Eastern Europe, Middle East and Africa	12.5	11.1	12%	17.6	-29%
Asia Pacific	16.3	12.9	26%	20.5	-21%
Latin America	4.4	4.2	5%	7.9	-44%
North America	5.2	4.3	21%	4.9	6%
Total	49.6	44.2	12%	67.0	-26%

Western Europe is the region that was affected the most by the divestiture of Ericsson Mobile Platforms and PBX operations. For comparable units the region was up 5% year-over-year. UK and Germany showed positive development driven by good growth in managed services. This was further emphasized by new managed services contracts in UK. Italy showed increasing growth while sales in Spain continue to be weak.

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In Central and Eastern Europe, Middle East and Africa, sales increased by 12% year-over-year but with significant variations between countries. Turkey and sub-Sahara showed strong performance, driven by 2G and 3G buildouts, while operators in markets where the financial crisis has hit particularly hard, such as Russia and Ukraine, are postponing investments. Together with operator partners, Ericsson has built coverage in the UN Millennium Villages. This has created a rapid increase in usage of telecom services with positive impacts on people’s lives and economic growth.

Asia Pacific sales increased by 26% year-over-year. The mobile broadband rollout in China is the largest ever in the world and is being done in record time. Deliveries are high also to India, Indonesia and Vietnam. The development is strong also in Japan, where operators are building mobile broadband networks and the consumer demand for subscriptions bundled with laptops has quickly created a new market. Operators in Bangladesh and Pakistan are slowing investments due to difficult local business environment.

Latin American sales increased by 5% year-over-year with continued expansions of 2G networks as well as rollout of mobile broadband. Brazil and Mexico showed good development while some countries in the region were slower. In addition, there is a growing demand for managed services across the region.

North American sales increased by 21% year-over-year. The rollout of mobile broadband continues and the underlying growth is good. The contract with Verizon Wireless for a nationwide 4G/LTE network was especially encouraging as Verizon Wireless is a new customer to Ericsson. Revenue from this contract will mainly affect 2010. There is an emerging interest for managed services also in this region.

MARKET DEVELOPMENT

Growth rates are based on Ericsson and market estimates.

The global economic slowdown is affecting all parts of the society. However, we believe that the fundamentals for longer-term positive development for our industry remain solid. The need for telecommunication continues to grow and plays a vital role for the development of a sustainable and prosperous society. Ericsson is well positioned to drive and benefit from this development.

Mobile subscriptions grew by some 181 million in the quarter to a total of 4.16 billion. The number of new WCDMA subscriptions is accelerating and grew by 27 million in the quarter to a total of 319 million. In the twelve-month period ending December 31, 2008, fixed broadband connections grew by 18% year-over-year to close to 400 million, adding nearly 60 million subscribers.

The continued subscription growth creates need for new and expanded mobile networks and corresponding professional services. Although GSM continues to represent a large part of the mobile systems market, the growth of 3G/WCDMA is quickly accelerating. The strong development in emerging markets continues, and although they represent less than one third of global GDP they represent significantly more of the market for mobile network equipment.

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Broadband Internet revenues for fixed operators are expected to grow from 20% to more than 30% of total revenues in the next five years. Mobile operators’ data revenues, currently at some 20% of total revenues, are expected to grow even faster. In addition to capacity enhancements, operators face the challenge of converting to all-IP broadband networks. This will include increased deployments of broadband access, routing and transmission along with next-generation service delivery and revenue management systems.

There is continued strong growth in services, fueled by operators’ desire to reduce operating expenses and improve efficiency in network operation and maintenance. The move toward all-IP and increased network complexity will create further demand for systems integration and consulting.

PARENT COMPANY INFORMATION

Net sales for the first quarter amounted to SEK 0.2 (2.0) b. and income after financial items was SEK 1.4 (4.4) b. Effective January 1, 2009, license revenues from third parties related to patent licenses will be handled by Ericsson AB, a wholly owned subsidiary. Contracts, earlier reported to Parent Company, are being transferred to Ericsson AB for operational reasons. As a consequence, the Parent Company net sales 2009 will be significantly reduced. The income is also impacted by the reduced dividend from Sony Ericsson of SEK 0.0 (2.2) b.

Major changes in the Parent Company’s financial position for the first quarter include investments in the joint venture with STMicroelectronics of SEK 8.4 b., decreased other current receivables of SEK 3.6 b. and decreased cash and bank and short-term investments of SEK 6.5 b. Current and non-current liabilities to subsidiaries decreased by SEK 4.0 b. At the end of the quarter, cash, bank and short-term investments amounted to SEK 52.7 (59.2) b.

In accordance with the conditions of the Stock Purchase Plans and Stock Option Plans for Ericsson employees, 2,107,770 shares from treasury stock were sold or distributed to employees during the first quarter. The holding of treasury stock at March 31, 2009, was 58,958,327 Class B shares.

OTHER INFORMATION

New joint venture ST-Ericsson

On February 3, 2009, STMicroelectronics and Ericsson announced the closing of their agreement merging Ericsson Mobile Platforms and STMicroelectronics’ wireless business into a 50/50 joint venture. The deal was completed on the terms originally announced on August 20, 2008. Ericsson contributed USD 1.1 b. (SEK 8.4 b.) net, of which USD 0.7 b. was paid to STMicroelectronics.

Divestment of TEMS branded products business to Ascom

On March 23, 2009, Ericsson announced an agreement to divest its TEMS branded products business, consisting of tools for air interface monitoring and radio network planning, to Ascom. The purchase price is CHF 190 million, excluding net of assets and liabilities. The agreement involves transfer of approximately 300 employees. The transaction is expected to close in June 2009.

Annual General Meeting

The Annual General Meeting (AGM) decided, as previously announced and in accordance with the proposal by the Board of Directors, on a dividend payment of SEK 1.85 per share for 2008 and with April 27, 2009, as the date of record for dividend. The total dividend payment amounts to SEK 6.0 (8.0) b.

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In accordance with the Board of Directors’ proposals, the AGM resolved the completion of LTV 2008 (Long Term Variable compensation). The AGM also resolved the implementation of LTV 2009, including directed issue of shares, directed acquisition offer and transfer of shares. In addition, the AGM resolved the transfer of treasury stock for previously decided LTV programs. For more details, see www.ericsson.com/investors.

Assessment of risk environment

Ericsson’s operational and financial risk factors and exposures are described under “Risk factors” in our Annual Report 2008.

Risk factors and exposures in focus for the Parent Company and the Ericsson Group for the forthcoming six-month period include:

•

potential negative effects due to the present serious turmoil in the financial markets and the weak economic business environment on operators’ willingness to invest in network development as well as the financial liabilities of sub suppliers, for example due to lack of borrowing facilities or reduced consumer telecom spending, or increased pressure on us to provide financing;

•

unfavorable product mix in the Networks segment, with reduced sales of software, upgrades and extensions and an increased proportion of new network build-outs and break-in contracts, which may result in lower gross margins and/or working capital build-up, which in turn puts pressure on our cash conversion rate;

•	a volatile sales pattern in the Multimedia segment or variability in our overall sales seasonality could make it more difficult to forecast future sales;

•	effects of the ongoing industry consolidation among the company’s customers as well as between our largest competitors, e.g. intensified price competition;

•	changes in foreign exchange rates, in particular USD and EUR;

•	continued political unrest or instability in certain markets.

Ericsson conducts business in certain countries which are subject to trade restrictions or which are focused on by certain investors. We stringently follow all relevant regulations and trade embargos applicable to us in our dealings with customers operating in such countries. Moreover, Ericsson operates globally in accordance with Group level policies and directives for business ethics and conduct. In no way should our business activities in these countries be construed as supporting a particular political agenda or regime. We have activities in such countries mainly due to that certain customers with multi-country operations put demands on us to support them in all of their markets.

Please refer further to Ericsson’s Annual Report 2008, where we describe our risks and uncertainties along with our strategies and tactics to mitigate the risk exposures or limit unfavorable outcomes.

Stockholm, April 30, 2009

Carl-Henric Svanberg

President and CEO

Telefonaktiebolaget LM Ericsson (publ)

Date for next report: July 24, 2009

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AUDITORS’ REVIEW REPORT

We have reviewed this report for the period January 1 to March 31, 2009, for Telefonaktiebolaget LM Ericsson (publ). The board of directors and the CEO are responsible for the preparation and presentation of this financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Financial Information Performed by the Independent Auditor of the Entity, issued by FAR SRS. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden, RS, and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company..

Stockholm, April 30, 2009

PricewaterhouseCoopers AB

Peter Clemedtson

Authorized Public Accountant

EDITOR’S NOTE

To read the complete report with tables, please go to: www.ericsson.com/investors/financial_reports/2009/3month09-en.pdf

Ericsson invites media, investors and analysts to a press conference at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, at 09.00 (CET), April 30.

An analysts, investors and media conference call will begin at 14.00 (CET).

Live webcasts of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors.

Video material will be made available during the day on www.ericsson.com/broadcast_room

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FOR FURTHER INFORMATION, PLEASE CONTACT

Henry Sténson, Senior Vice President, Communications

Phone: +46 10 719 4044

E-mail: investor.relations@ericsson.com or press.relations@ericsson.com

Investors	Media
Gary Pinkham, Vice President,	Åse Lindskog, Vice President,
Investor Relations	Head of Media Relations
Phone: +46 10 719 0000	Phone: +46 10 719 9725, +46 730 244 872
E-mail: investor.relations@ericsson.com	E-mail: press.relations@ericsson.com

Susanne Andersson,	Ola Rembe, Vice President,
Investor Relations	Phone: +46 10 719 9727, +46 730 244 873
Phone: +46 10 719 4631	E-mail: press.relations@ericsson.com
E-mail: investor.relations@ericsson.com

Andreas Hedemyr,
Investor Relations
Phone: +46 10 714 3748
E-mail: investor.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)
Org. number: 556016-0680
Torshamnsgatan 23
SE-164 83 Stockholm
Phone: +46 10 719 0000
www.ericsson.com

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Disclosure Pursuant to the Swedish Securities Markets Act

Ericsson discloses the information provided herein pursuant to the Securities Markets Act. The information was submitted for publication at 07.30 CET, on April 30, 2009.

Safe Harbor Statement of Ericsson under the US Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

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FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

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Consolidated Income Statement

	Jan - Mar			Jan - Dec
SEK million	2009	2008	Change	2008
Net sales	49,569	44,175	12%	208,930
Cost of sales	-31,957	-27,356	17%	-134,661

Gross income	17,612	16,819	5%	74,269
Gross margin %	35.5%	38.1%		35.5%

Research and development expenses	-7,080	-8,566	-17%	-33,584
Selling and administrative expenses	-6,863	-6,106	12%	-26,974

Operating expenses	-13,943	-14,672	-5%	-60,558

Other operating income and expenses	342	439	-22%	2,977

Operating income before shares in earnings of JV and associated companies	4,011	2,586	55%	16,688
Operating margin % before shares in earnings of JV and associated companies	8.1%	5.9%		8.0%

Shares in earnings of JV and associated companies	-2,236	911		-436

Operating income	1,775	3,497	-49%	16,252

Financial income	1,260	665		3,458
Financial expenses	-457	-473		-2,484

Income after financial items	2,578	3,689	-30%	17,226

Taxes	-745	-1,070		-5,559

Net income	1,833	2,619	-30%	11,667

Net income attributable to:
- stockholders of the Parent Company	1,717	2,645		11,273
- minority interests	116	-26		394

Other information
Average number of shares, basic (million) 1)	3,187	3,181		3,183
Earnings per share, basic (SEK) 1) 2)	0.54	0.83		3.54
Earnings per share, diluted (SEK) 1) 2)	0.54	0.83		3.52

Statement of Comprehensive Income

	Jan - Mar		Jan - Dec
SEK million	2009	2008	2008
Net income	1,833	2,619	11,667

Other comprehensive income items reported directly in equity
Actuarial gains and losses related to pensions	-1,184	-802	-4,015

Revaluation of other investments in shares and participations
Fair value remeasurement reported in equity	-1	-6	-7

Cash flow hedges
Fair value remeasurement of derivatives reported in equity	-3,847	1,161	-5,080
Transferred to income statement for the period	4,402	-228	1,192

Changes in cumulative translation adjustments	3,460	-3,256	8,528
Tax on items reported directly in/or transferred from equity	-156	-89	2,330

Other comprehensive income	2,674	-3,220	2,948

Total comprehensive income	4,507	-601	14,615

Total Comprehensive Income attributable to:
- Stockholders of the Parent Company	4,326	-533	13,988
- Minority interests	181	-68	627

1)	A reverse split 1:5 was made in June 2008. Comparative figures are restated accordingly.
2)	Based on Net income attributable to stockholders of the Parent Company

14

FIRST QUARTER REPORT

April 30, 2009

Consolidated Balance Sheet

SEK million	Mar 31 2009	Dec 31 2008
ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	1,449	2,782
Goodwill	26,230	24,877
Intellectual property rights, brands and other intangible assets	20,171	20,587

Property, plant and equipment	10,107	9,995

Financial assets
Equity in JV and associated companies	16,499	7,988
Other investments in shares and participations	310	309
Customer financing, non-current	991	846
Other financial assets, non-current	4,310	4,917

Deferred tax assets	14,571	14,858

	94,638	87,159

Current assets
Inventories	30,703	27,836

Trade receivables	75,202	75,891
Customer financing, current	1,856	1,975
Other current receivables	16,062	17,818

Short-term investments	39,707	37,192
Cash and cash equivalents	24,348	37,813

	187,878	198,525

Total assets	282,516	285,684

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	145,381	140,823
Minority interests in equity of subsidiaries	1,442	1,261

	146,823	142,084

Non-current liabilities
Post-employment benefits	8,941	9,873
Provisions, non-current	452	311
Deferred tax liabilities	2,785	2,738
Borrowings, non-current	25,061	24,939
Other non-current liabilities	1,755	1,622

	38,994	39,483

Current liabilities
Provisions, current	12,140	14,039
Borrowings, current	7,157	5,542
Trade payables	21,888	23,504
Other current liabilities	55,514	61,032

	96,699	104,117

Total equity and liabilities	282,516	285,684

Of which interest-bearing liabilities and post-employment benefits	41,159	40,354

Net cash	22,896	34,651

Assets pledged as collateral	430	416
Contingent liabilities	1,012	1,080

15

FIRST QUARTER REPORT

April 30, 2009

Consolidated Statement of Cash Flows

	Jan - Mar		Jan - Dec
SEK million	2009	2008	2008
Operating activities
Net income	1,833	2,619	11,667
Adjustments to reconcile net income to cash
Taxes	-628	-311	1,032
Earnings/dividends in JV and associated companies	1,764	1,736	4,154
Depreciation, amortization and impairment losses	1,852	2,214	8,674
Other	-623	-589	458

Net income affecting cash	4,198	5,669	25,985

Changes in operating net assets
Inventories	-2,362	-2,912	-3,927
Customer financing, current and non-current	-1	660	549
Trade receivables	1,810	2,282	-11,434
Trade payables	-1,360	-606	4,794
Provisions and post-employment benefits	-3,265	571	3,830
Other operating assets and liabilities, net	-1,878	-934	4,203

	-7,056	-939	-1,985

Cash flow from operating activities	-2,858	4,730	24,000

Investing activities
Investments in property, plant and equipment	-1,018	-946	-4,133
Sales of property, plant and equipment	25	209	1,373
Acquisitions/divestments of subsidiaries and other operations, net	-9,491	7	1,836
Product development	-209	-333	-1,409
Other investing activities	-1,417	204	944
Short-term investments	-424	4,059	-7,155

Cash flow from investing activities	-12,534	3,200	-8,544

Cash flow before financing activities	-15,392	7,930	15,456

Financing activities
Dividends paid	—	-6	-8,240
Other financing activities	1,874	-1,026	1,032

Cash flow from financing activities	1,874	-1,032	-7,208

Effect of exchange rate changes on cash	53	209	1,255

Net change in cash	-13,465	7,107	9,503

Cash and cash equivalents, beginning of period	37,813	28,310	28,310

Cash and cash equivalents, end of period	24,348	35,417	37,813

16

FIRST QUARTER REPORT

April 30, 2009

Consolidated Statement of Changes in Equity

	Jan - Mar	Jan - Mar	Jan - Dec
SEK million	2009	2008	2008
Opening balance	142,084	135,052	135,052
Total comprehensive income	4,507	-601	14,615
Stock issue	—	—	100
Sale own shares	22	15	-9
Repurchase of own shares	—	—	—
Stock purchase and stock option plans	210	99	586
Dividends paid	—	-6	-8,240
Business combinations	—	—	-20

Closing balance	146,823	134,559	142,084

17

FIRST QUARTER REPORT

April 30, 2009

Consolidated Income Statement – Isolated Quarters

	2009	2008
SEK million	Q1	Q4	Q3	Q2	Q1
Net sales	49,569	67,025	49,198	48,532	44,175
Cost of sales	-31,957	-44,522	-31,577	-31,206	-27,356

Gross income	17,612	22,503	17,621	17,326	16,819
Gross margin %	35.5%	33.6%	35.8%	35.7%	38.1%

Research and development expenses	-7,080	-8,227	-7,859	-8,932	-8,566
Selling and administrative expenses	-6,863	-8,293	-6,304	-6,271	-6,106

Operating expenses	-13,943	-16,520	-14,163	-15,203	-14,672

Other operating income and expenses	342	1,502	332	704	439

Operating income before shares in earnings of JV and associated companies	4,011	7,485	3,790	2,827	2,586
Operating margin % before shares in earnings of JV and associated companies	8.1%	11.2%	7.7%	5.8%	5.9%

Shares in earnings of JV and associated companies	-2,236	-1,278	-131	62	911

Operating income	1,775	6,207	3,659	2,889	3,497

Financial income	1,260	1,191	1,099	503	665
Financial expenses	-457	-882	-618	-511	-473

Income after financial items	2,578	6,516	4,140	2,881	3,689

Taxes	-745	-2,452	-1,202	-835	-1,070

Net income	1,833	4,064	2,938	2,046	2,619

Net income attributable to:
- Stockholders of the Parent Company	1,717	3,885	2,842	1,901	2,645
- Minority interests	116	179	96	145	-26

Other information
Average number of shares, basic (million) 1)	3,187	3,185	3,184	3,183	3,181
Earnings per share, basic (SEK) 1) 2)	0.54	1.22	0.89	0.60	0.83
Earnings per share, diluted (SEK) 1) 2)	0.54	1.21	0.89	0.59	0.83

1)	A reversed split 1:5 was made in June 2008. Comparative figures are restated accordingly.
2)	Based on Net income attributable to stockholders of the Parent Company.

18

FIRST QUARTER REPORT

April 30, 2009

Consolidated Statement of Cash Flows – Isolated Quarters

	2009	2008
SEK million	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income	1,833	4,064	2,938	2,046	2,619
Adjustments to reconcile net income to cash
Taxes	-628	1,965	-343	-278	-311
Earnings/dividends in JV and associated companies	1,764	1,550	909	-41	1,736
Depreciation, amortization and impairment losses	1,852	2,059	1,872	2,529	2,214
Other	-623	-379	1,257	169	-589

Net income affecting cash	4,198	9,259	6,633	4,425	5,669

Changes in operating net assets
Inventories	-2,362	2,768	-1,878	-1,906	-2,912
Customer financing, current and non-current	-1	-619	137	371	660
Trade receivables	1,810	-9,584	-3,776	-356	2,282
Trade payables	-1,360	2,164	1,403	1,833	-606
Provisions and post-employment benefits	-3,265	672	1,620	967	571
Other operating assets and liabilities, net	-1,878	2,303	-376	3,210	-934

	-7,056	-2,296	-2,870	4,119	-939

Cash flow from operating activities	-2,858	6,963	3,763	8,544	4,730

Investing activities
Investments in property, plant and equipment	-1,018	-1,297	-997	-893	-946
Sales of property, plant and equipment	25	628	428	108	209
Acquisitions/divestments of subsidiaries and other operations, net	-9,491	1,113	114	602	7
Product development	-209	-393	-261	-422	-333
Other investing activities	-1,417	884	-156	12	204
Short-term investments	-424	-5,216	-4,606	-1,392	4,059

Cash flow from investing activities	-12,534	-4,281	-5,478	-1,985	3,200

Cash flow before financing activities	-15,392	2,682	-1,715	6,559	7,930

Financing activities
Dividends paid	—	-38	-188	-8,008	-6
Other financing activities	1,874	856	4,783	-3,581	-1,026

Cash flow from financing activities	1,874	818	4,595	-11,589	-1,032

Effect of exchange rate changes on cash	53	611	127	308	209

Net change in cash	-13,465	4,111	3,007	-4,722	7,107

Cash and cash equivalents, beginning of period	37,813	33,702	30,695	35,417	28,310

Cash and cash equivalents, end of period	24,348	37,813	33,702	30,695	35,417

19

FIRST QUARTER REPORT

April 30, 2009

Parent Company Income Statement

	Jan - Mar		Jan - Dec
SEK million	2009	2008	2008
Net sales	238	1,969	5,086
Cost of sales	22	-376	-669

Gross income	260	1,593	4,417

Operating expenses	-713	-513	-2,384
Other operating income and expenses	745	629	3,065

Operating income	292	1,709	5,098

Financial net	1,127	2,713	14,340

Income after financial items	1,419	4,422	19,438

Transfers to (-) / from untaxed reserves	—	—	-478
Taxes	-370	-539	-1,733

Net income	1,049	3,883	17,227

Parent Company Balance Sheet
		Mar 31	Dec 31
SEK million		2009	2008
ASSETS
Fixed assets
Intangible assets		2,508	2,604
Tangible assets		703	695
Financial assets		106,005	98,837

		109,216	102,136
Current assets
Inventories		67	80
Receivables		25,749	31,124
Cash, bank and short-term investments		52,706	59,214

		78,522	90,418
Total assets		187,738	192,554

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity		47,724	47,724
Non-restricted equity		42,454	41,954

		90,178	89,678
Untaxed reserves		1,817	1,817

Provisions		1,020	1,059

Non-current liabilities		52,398	50,994

Current liabilities		42,325	49,006

Total stockholders’ equity, provisions and liabilities		187,738	192,554

Assets pledged as collateral		429	414
Contingent liabilities		13,153	13,029

20

FIRST QUARTER REPORT

April 30, 2009

Accounting Policies

The Group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC).

As from January 1, 2009, the Company has applied the following new or amended IFRS:

•

IAS 1 (Revised), “Presentation of Financial Statements”. The revised standard requires all non-owner changes in equity to be shown in a performance statement. The Company therefore presents two statements, the Income Statement and a Statement of Comprehensive Income.

Also, to improve the understanding of the Company’s financial performance, a new subtotal line has been added in the Income Statement, “Operating income before share in earnings of JV and associated companies”. This is to distinguish between operating income from operations consolidated and from shares in earnings of JV and associated companies accounted for using the equity method. In the interim report text, this line item is for simplicity referred to as “Operating income before joint ventures”.

•

IFRS 8 “Operating Segments”. This standard replaces IAS 14 “Segment Reporting” and requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting to the Chief Operating Decision Maker (CODM). In Ericsson, the Group Management Team is defined as the CODM function. The new standard has not resulted in any changes of the reportable segments.

The new joint venture, ST-Ericsson, established in February 2009, is presented as a new reportable segment.

Segment Phones has been renamed to Sony Ericsson. No other changes have been made in relation to this reported segment.

None of the following new or amended standards and interpretations have had any significant impact on the financial result or position of the Company:

•	IFRS 2 (Amendment), “Share-Based Payments”. The amended standard deals with vesting conditions and cancellations.

•	Revised IAS 23, “Borrowing Costs” and “Improvements to IFRSs”, published in May 2008, in relation to IAS 23.

•	IAS 32 and IAS 1 (Amendments), “Puttable Financial Instruments” and “Obligations Arising on Liquidation”.

•	“Improvements to IFRSs”, published in May 2008. These are improvements to twenty two already effective IFRSs.

•	IFRIC 12, “Service Concession Arrangements”

•	IFRIC 13, “Customer Loyalty Programmes”

The Company has not yet applied the following interpretations and amendments since these are still subject to EU endorsement:

•	IFRC15, “Agreements for Construction of Real Estate”

•	IFRIC 16, “Hedges of a Net Investment on A Foreign Operation”

•	“Amendment to IAS39: Effective Date and Transition”

However, none of the interpretations and amendments is expected to have any significant impact on the Company’s financial statements.

Company amendment of key ratio “Inventory turnover”

Prior to 2009, this key ratio disclosed the number of times the inventory was turned over per year.

As from January 1, 2009, the inventory turnover key ratio has been amended by the Company to disclose the number of turnover days of inventory.

21

FIRST QUARTER REPORT

April 30, 2009

Net Sales by Segment by Quarter

Since the segments Sony Ericsson and ST-Ericsson are reported in accordance with the equity method, their sales are not included below. Net sales related to these segments are disclosed under SEGMENT RESULTS on page 4 and following. Net sales related to other segments are set out below.

	2009	2008
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	33,529	45,767	33,017	33,274	29,992
Of which Network rollout	4,687	7,555	4,679	4,776	4,520
Professional Services	12,799	16,199	11,750	11,018	10,011
Of which Managed services	4,178	4,270	3,458	3,416	3,112
Multimedia	3,241	5,059	4,431	4,240	4,172
Of which PBX and Mobile Platforms	—	1,147	951	1,532	1,586
Multimedia excluding PBX and Mobile Platforms	3,241	3,912	3,480	2,708	2,586

Total	49,569	67,025	49,198	48,532	44,175

	2009	2008
Sequential change, percent	Q1	Q4	Q3	Q2	Q1
Networks	-27%	39%	-1%	11%	-20%
Of which Network rollout	-38%	61%	-2%	6%	-30%
Professional Services	-21%	38%	7%	10%	-17%
Of which Managed services	-2%	23%	1%	10%	-6%
Multimedia	-36%	14%	5%	2%	-14%
Of which PBX and Mobile Platforms	—	21%	-38%	-3%	—
Multimedia excluding PBX and Mobile Platforms	17%	12%	29%	5%	—

Total	-26%	36%	1%	10%	-19%

	2009	2008
Year over year change, percent	Q1	Q4	Q3	Q2	Q1
Networks	12%	22%	16%	-1%	2%
Of which Network rollout	4%	17%	17%	11%	20%
Professional Services	28%	34%	7%	7%	5%
Of which Managed services	34%	29%	3%	17%	20%
Multimedia	-22%	4%	10%	16%	24%
Of which PBX and Mobile Platforms	—	—	—	—	—
Multimedia excluding PBX and Mobile Platforms	25%	—	—	—	—

Total	12%	23%	13%	2%	5%

	2009	2008
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	33,529	142,050	96,283	63,266	29,992
Of which Network rollout	4,687	21,530	13,975	9,296	4,520
Professional Services	12,799	48,978	32,779	21,029	10,011
Of which Managed services	4,178	14,256	9,986	6,528	3,112
Multimedia	3,241	17,902	12,843	8,412	4,172
Of which PBX and Mobile Platforms	—	5,216	4,069	3,118	1,586
Multimedia excluding PBX and Mobile Platforms	3,241	12,686	8,774	5,294	2,586

Total	49,569	208,930	141,905	92,707	44,175

	2009	2008
Year to date, year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	12%	10%	5%	0%	2%
Of which Network rollout	4%	16%	16%	15%	20%
Professional Services	28%	14%	7%	6%	5%
Of which Managed services	34%	17%	13%	19%	20%
Multimedia	-22%	13%	16%	20%	24%
Of which PBX and Mobile Platforms	—	—	—	—	—
Multimedia excluding PBX and Mobile Platforms	25%	—	—	—	—

Total	12%	11%	6%	3%	5%

22

FIRST QUARTER REPORT

April 30, 2009

Operating Income by Segment by Quarter

	2009	2008
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	2,838	4,943	2,454	1,803	1,945
Professional Services	1,749	2,226	1,509	1,337	1,274
Multimedia	44	554	9	-172	-509
Multimedia excluding PBX and Mobile Platforms	—	679	179	-161	-251
Unallocated 1)	-77	-236	-171	-103	-108

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	4,554	7,487	3,801	2,865	2,602

Sony Ericsson	-2,070	-1,280	-142	24	895
ST-Ericsson 2)	-709	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	-2,779	-1,280	-142	24	895

Total	1,775	6,207	3,659	2,889	3,497

	2009	2008
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	2,838	11,145	6,202	3,748	1,945
Professional Services	1,749	6,346	4,120	2,611	1,274
Multimedia	44	-118	-672	-681	-509
Multimedia excluding PBX and Mobile Platforms	—	446	-233	-412	-251
Unallocated 1)	-77	-618	-382	-211	-108

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	4,554	16,755	9,268	5,467	2,602

Sony Ericsson	-2,070	-503	777	919	895
ST-Ericsson 2)	-709	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	-2,779	-503	777	919	895

Total	1,775	16,252	10,045	6,386	3,497

1)	“Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.
2)	First quarter 2009 includes the January result, SEK -0.5 b., from the Ericsson Mobile Platforms operations which as from February 1, 2009, are reported in ST-Ericsson.

Operating Margin by Segment by Quarter

As percentage of net sales,	2009	2008
isolated quarters	Q1	Q4	Q3	Q2	Q1
Networks	8%	11%	7%	5%	7%
Professional Services	14%	14%	13%	12%	13%
Multimedia	1%	11%	0%	-4%	-12%
Multimedia excluding PBX and Mobile Platforms	—	17%	5%	-6%	-10%

Subtotal excluding Sony Ericsson and ST-Ericsson	9%	11%	8%	6%	6%

As percentage of net sales,	2009	2008
Year to date	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	8%	8%	6%	6%	7%
Professional Services	14%	13%	13%	12%	13%
Multimedia	1%	-1%	-5%	-8%	-12%
Multimedia excluding PBX and Mobile Platforms	—	4%	-3%	-8%	-10%

Subtotal excluding Sony Ericsson and ST-Ericsson	9%	8%	7%	6%	6%

23

FIRST QUARTER REPORT

April 30, 2009

EBITDA by Segment by Quarter

Isolated quarters, SEK million	2009 Q1	2008
		Q4	Q3	Q21)	Q1
Networks	4,153	6,417	3,628	3,510	3,690
Professional Services	1,977	2,365	1,811	1,589	1,480
Multimedia	306	1,001	403	400	-246
Multimedia excluding PBX and Mobile Platforms	—	963	425	80	14
Unallocated 2)	-77	-236	-171	-103	-108

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	6,359	9,547	5,671	5,396	4,816

Sony Ericsson	-2,070	-1,280	-142	24	895
ST-Ericsson 3)	-663	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	-2,733	-1,280	-142	24	895

Total	3,626	8,267	5,529	5,420	5,711

Year to date, SEK million	2009 Jan-Mar	2008
		Jan-Dec	Jan-Sep	Jan-Jun1)	Jan-Mar
Networks	4,153	17,245	10,828	7,200	3,690
Professional Services	1,977	7,245	4,880	3,069	1,480
Multimedia	306	1,558	557	154	-246
Multimedia excluding PBX & Mobile Platforms	—	1,482	519	94	14
Unallocated 2)	-77	-618	-382	-211	-108

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	6,359	25,430	15,883	10,212	4,816

Sony Ericsson	-2,070	-503	777	919	895
ST-Ericsson 3)	-663	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	-2,733	-503	777	919	895

Total	3,626	24,927	16,660	11,131	5,711

1)	Second quarter 2008 for Multimedia was affected by SEK 156 m. due to changed allocation of capitalized development expenses.
2)	“Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.
3)	First quarter 2009 includes the January result, SEK -0.5 b., from the Ericsson Mobile Platforms operations which as from February 1, 2009, are transferred to and reported in ST-Ericsson.

EBITDA Margin by Segment by Quarter

As percentage of net sales, isolated quarters	2009 Q1	2008
		Q4	Q3	Q21)	Q1
Networks	12%	14%	11%	11%	12%
Professional Services	15%	15%	15%	14%	15%
Multimedia	9%	20%	9%	9%	-6%
Multimedia excluding PBX & Mobile Platforms	—	25%	12%	3%	1%

Subtotal excluding Sony Ericsson and ST-Ericsson	13%	14%	12%	11%	11%

As percentage of net sales, Year to date	2009 Jan-Mar	2008
		Jan-Dec	Jan-Sep	Jan-Jun1)	Jan-Mar
Networks	12%	12%	11%	11%	12%
Professional Services	15%	15%	15%	15%	15%
Multimedia	9%	9%	4%	2%	-6%
Multimedia excluding PBX & Mobile Platforms	—	12%	6%	2%	1%

Subtotal excluding Sony Ericsson and ST-Ericsson	13%	12%	11%	11%	11%

1)	Second quarter 2008 for Multimedia was affected by SEK 156 m. due to changed allocation of capitalized development expenses.

24

FIRST QUARTER REPORT

April 30, 2009

Net Sales by Market Area by Quarter

Isolated quarters, SEK million	2009 Q1	2008
		Q4	Q3	Q2	Q1
Western Europe 1)	11,203	16,135	11,629	12,125	11,681
Central & Eastern Europe, Middle East & Africa	12,485	17,635	13,069	11,253	11,123
Asia Pacific	16,282	20,500	14,114	15,785	12,908
Latin America	4,381	7,855	6,083	4,956	4,154
North America	5,218	4,900	4,303	4,413	4,309

Total 2)	49,569	67,025	49,198	48,532	44,175

1) Of which Sweden	1,197	2,384	2,191	2,308	1,993
2) Of which EU	12,604	18,371	13,059	13,427	12,744

Sequential change, percent	2009 Q1	2008
		Q4	Q3	Q2	Q1
Western Europe 1)	-31%	39%	-4%	4%	-24%
Central & Eastern Europe, Middle East & Africa	-29%	35%	16%	1%	-22%
Asia Pacific	-21%	45%	-11%	22%	-6%
Latin America	-44%	29%	23%	19%	-38%
North America	6%	14%	-2%	2%	0%

Total 2)	-26%	36%	1%	10%	-19%

1) Of which Sweden	-50%	9%	-5%	16%	-19%
2) Of which EU	-31%	41%	-3%	5%	-27%

Year-over-year change, percent	2009 Q1	2008
		Q4	Q3	Q2	Q1
Western Europe 1)	-4%	5%	-6%	-3%	-7%
Central & Eastern Europe, Middle East & Africa	12%	24%	9%	-2%	1%
Asia Pacific	26%	49%	17%	-5%	5%
Latin America	5%	16%	43%	21%	25%
North America	21%	13%	44%	47%	39%

Total 2)	12%	23%	13%	2%	5%

1) Of which Sweden	-40%	-3%	13%	12%	3%
2) Of which EU	-1%	5%	-4%	-4%	-8%

Year to date, SEK million	2009 Jan-Mar	2008
		Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Western Europe 1)	11,203	51,570	35,435	23,806	11,681
Central & Eastern Europe, Middle East & Africa	12,485	53,080	35,445	22,376	11,123
Asia Pacific	16,282	63,307	42,807	28,693	12,908
Latin America	4,381	23,048	15,193	9,110	4,154
North America	5,218	17,925	13,025	8,722	4,309

Total 2)	49,569	208,930	141,905	92,707	44,175

1) Of which Sweden	1,197	8,876	6,492	4,301	1,993
2) Of which EU	12,604	57,601	39,230	26,171	12,744

Year to date, year-over-year change, percent	2009 Jan-Mar	2008
		Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Western Europe 1)	-4%	-2%	-5%	-5%	-7%
Central & Eastern Europe, Middle East & Africa	12%	9%	3%	0%	1%
Asia Pacific	26%	16%	5%	-1%	5%
Latin America	5%	25%	31%	23%	25%
North America	21%	34%	43%	43%	39%

Total 2)	12%	11%	6%	3%	5%

1) Of which Sweden	-40%	6%	9%	8%	3%
2) Of which EU	-1%	-2%	-5%	-6%	-8%

25

FIRST QUARTER REPORT

April 30, 2009

External Net Sales by Market Area by Segment

Since the segments Sony Ericsson and ST-Ericsson are reported in accordance with the equity method, their sales are not included below. Net sales related to these segments are disclosed under SEGMENT RESULTS on page 4 and following. Net sales related to other segments are set out below.

Isolated quarter, SEK million Q1 2009	Networks	Professional Services	Multimedia	Total

Western Europe	5,752	4,828	623	11,203
Central & Eastern Europe, Middle East & Africa	8,632	2,718	1,135	12,485
Asia Pacific	12,743	2,728	811	16,282
Latin America	2,736	1,433	212	4,381
North America	3,666	1,092	460	5,218

Total	33,529	12,799	3,241	49,569

Share of Total	68%	26%	6%	100%

Year to date, SEK million Jan-Mar 2009	Networks	Professional Services	Multimedia	Total

Western Europe	5,752	4,828	623	11,203
Central & Eastern Europe, Middle East & Africa	8,632	2,718	1,135	12,485
Asia Pacific	12,743	2,728	811	16,282
Latin America	2,736	1,433	212	4,381
North America	3,666	1,092	460	5,218

Total	33,529	12,799	3,241	49,569

Share of Total	68%	26%	6%	100%

Top 15 Markets in Sales

Market	Jan - Mar 2009	Jan - Mar 2008
United States	9%	6%
India	8%	6%
China	7%	7%
Italy	5%	5%
Japan	5%	3%
Indonesia	4%	4%
Brazil	3%	3%
Spain	3%	5%
United Kingdom	3%	3%
Nigeria	3%	3%
Germany	2%	3%
Sweden	2%	5%
Australia	2%	2%
Canada	2%	4%
Egypt	2%	2%

26

FIRST QUARTER REPORT

April 30, 2009

Provisions

Isolated quarters, SEK million	2009 Q1	2008
		Q4	Q3	Q2	Q1
Opening balance	14,350	12,995	11,106	10,056	9,726
Additions	1,672	3,800	3,418	2,724	2,019
Utilization/Cash out	-3,052	-2,321	-1,595	-1,343	-781
of which restructuring	-1,179	-956	-303	-196	-301
Reversal of excess amounts	-287	-832	-117	-244	-622
Reclassification, translation difference and other	-91	708	183	-87	-286

Closing balance	12,592	14,350	12,995	11,106	10,056

Year to date, SEK million	2009 Jan-Mar	2008
		Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	14,350	9,726	9,726	9,726	9,726
Additions	1,672	11,961	8,161	4,743	2,019
Utilization/Cash out	-3,052	-6,040	-3,719	-2,124	-781
of which restructuring	-1,179	-1,756	-800	-497	-301
Reversal of excess amounts	-287	-1,815	-983	-866	-622
Reclassification, translation difference and other	-91	518	-190	-373	-286

Closing balance	12,592	14,350	12,995	11,106	10,056

Number of Employees

End of period	2009 Mar 31	2008
		Dec 31	Sep 30	Jun 30	Mar 31
Western Europe 1)	38,550	41,600	41,800	42,000	42,100
Central & Eastern Europe, Middle East & Africa	9,550	8,000	7,650	7,300	7,000
Asia Pacific	15,350	15,150	14,800	14,400	14,150
Latin America	8,000	8,250	7,450	6,600	6,250
North America	5,450	5,750	5,650	5,500	5,500

Total	76,900	78,750	77,350	75,800	75,000

1) Of which Sweden	18,800	20,150	20,250	20,250	20,200

Information on investments in assets subject to depreciation, amortization and impairment

SEK million	2009 Q1	2008
		Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	1,018	1,297	997	893	946
Capitalized development expenses	209	393	261	422	333
IPR, brands and other intangible assets	7	20	—	—	—

Total	1,234	1,710	1,258	1,315	1,279

Depreciation, amortization and impairment losses
Property, plant and equipment	817	901	787	713	704
Capitalized development expenses	202	286	279	1,034	689
IPR, brands and other intangible assets	833	871	806	781	821

Total	1,852	2,058	1,872	2,528	2,214

27

FIRST QUARTER REPORT

April 30, 2009

Other Information

	Jan - Mar		Jan - Dec 2008
	2009	2008
Number of shares and earnings per share 1)
Number of shares, end of period (million)	3,246	3,226	3,246
of which A-shares (million)	262	262	262
of which B-shares (million)	2,984	2,964	2,984
Number of treasury shares, end of period (million)	59	45	61
Number of shares outstanding, basic, end of period (million)	3,187	3,182	3,185
Numbers of shares outstanding, diluted, end of period (million)	3,207	3,197	3,205
Average number of treasury shares (million)	60	46	52
Average number of shares outstanding, basic (million)	3,187	3,181	3,183
Average number of shares outstanding, diluted (million)2)	3,206	3,197	3,202
Earnings per share, basic (SEK)	0.54	0.83	3.54
Earnings per share, diluted (SEK)2)	0.54	0.83	3.52

1)       A reverse split 1:5 was made in June 2008. Comparative figures are restated accordingly.

2)       Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Ratios
Days Sales Outstanding	124	110	106
Inventory turnover days	83	78	68
Payable days	65	57	55
Equity ratio, percent	52.0%	56.0%	49.7%
Return on equity, percent	4.8%	7.9%	8.2%
Return on capital employed, percent	6.6%	9.9%	11.3%
Capital turnover (times)	1.1	1.1	1.2
Payment readiness, end of period	73,353	67,992	84,917
Payment readiness, as percentage of sales	37.0%	38.5%	40.6%

Exchange rates used in the consolidation
SEK / EUR - average rate	11.01	9.43	9.67
- closing rate	10.97	9.40	10.95
SEK / USD - average rate	8.34	6.23	6.61
- closing rate	8.23	5.95	7.73

Other
Export sales from Sweden	22,316	26,055	109,254

Ericsson Planning Assumptions for Year 2009

Research and development expenses

We estimate R&D expenses for the full year 2009 to be at around SEK 27-28 b. The estimate includes amortizations/write-downs of intangible assets related to major acquisitions previously made and excludes Ericsson Mobile Platforms and restructuring charges. However, currency effects may cause this to change.

Capital expenditures

Excluding acquisitions, the capital expenditures in relation to sales are not expected to be significantly different in 2009, remaining at roughly two percent of sales.

Utilization of provisions

The expected utilization of provisions for year 2009 is stated in Note C 18 in the Annual Report 2008.

28

FIRST QUARTER REPORT

April 30, 2009

Consolidated Operating Income excl. Restructuring Charges

	2009 Q1	2008
SEK million		Q4	Q3	Q2	Q1
Net sales	49,569	67,025	49,198	48,532	44,175
Cost of sales	-31,585	-43,410	-31,001	-30,595	-27,115

Gross income	17,984	23,615	18,197	17,937	17,060
Gross margin %	36.3%	35.2%	37.0%	37.0%	38.6%

Research and development expenses	-6,802	-7,539	-7,527	-7,839	-8,031
Selling and administrative expenses	-6,809	-7,803	-5,359	-6,148	-6,092

Operating expenses	-13,611	-15,342	-12,886	-13,987	-14,123

Other operating income and expenses	342	1,502	332	704	439

Operating income before share in earnings of JV and associated companies	4,715	9,774	5,643	4,654	3,377
Operating margin % before share in earnings of JV and associated companies	9.5%	14.6%	11.5%	9.6%	7.6%

Share in earnings of JV and associated companies	-2,170	-597	34	62	911

Operating income	2,545	9,177	5,677	4,716	4,288

Earnings per share, basic (SEK) excl. JV’s and ass. comp	1.21	2.17	1.37	0.99	0.80
Earnings per share, diluted (SEK)1) excl. JV’s and ass. comp	1.20	2.15	1.36	0.99	0.80

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Restructuring Charges by Function

	2009 Q1	2008
SEK million		Q4	Q3	Q2	Q1
Cost of sales	-371	-1,112	-576	-611	-241
Research and development expenses	-278	-688	-332	-1,093	-535
Selling and administrative expenses	-53	-490	-945	-123	-14

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	-702	-2,290	-1,853	-1,827	-790

Share in Sony Ericsson charges	-66	-681	-165	—	—
Share in ST-Ericsson charges	-2	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	-68	-681	-165	—	—

Total	-770	-2,971	-2,018	-1,827	-790

Restructuring Charges by Segment

	2009 Q1	2008
SEK million		Q4	Q3	Q2	Q1
Networks	-517	-1,590	-1,330	-1,519	-692
Professional Services	-175	-640	-374	-170	-88
Multimedia	-10	-48	-141	-138	-10
Multimedia excluding PBX & Mobile Platforms	—	-26	—	—	—
Unallocated	—	-12	-8	—	—

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	-702	-2,290	-1,853	-1,827	-790

Sony Ericsson	-66	-681	-165	—	—
ST-Ericsson	-2

Subtotal Sony Ericsson and ST-Ericsson	-68	-681	-165	—	—

Total	-770	-2,971	-2,018	-1,827	-790

29

FIRST QUARTER REPORT

April 30, 2009

Operating Income by Segment excl. Restructuring Charges

	2009 Q1	2008
Isolated quarters, SEK million		Q4	Q3	Q2	Q1
Networks	3,355	6,532	3,785	3,322	2,637
Professional Services	1,924	2,867	1,882	1,507	1,362
Multimedia	54	602	150	-34	-498
Multimedia excluding PBX & Mobile Platforms	—	705	320	-23	-240
Unallocated 1)	-77	-224	-163	-103	-108

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	5,256	9,777	5,654	4,692	3,393

Sony Ericsson	-2,004	-599	23	24	895
ST-Ericsson 2)	-707	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	-2,711	-599	23	24	895

Total	2,545	9,178	5,677	4,716	4,288

1)	“Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.
2)	First quarter 2009 includes the January result, SEK -0.5 b., from the Ericsson Mobile Platforms operations which as from February 1, 2009, are reported in ST-Ericsson.

Operating Margin by Segment excl. Restructuring Charges

As percentage of net sales, isolated quarters	2009 Q1	2008
		Q4	Q3	Q2	Q1
Networks	10%	14%	11%	10%	9%
Professional Services	15%	18%	16%	14%	14%
Multimedia	2%	12%	3%	-1%	-12%
Multimedia excluding PBX & Mobile Platforms	—	18%	9%	-1%	-9%

Subtotal excluding Sony Ericsson and ST-Ericsson	11%	15%	11%	10%	8%

EBITDA by Segment excl. Restructuring Charges

	2009 Q1	2008
Isolated quarters, SEK million		Q4	Q3	Q2	Q1
Networks	4,670	8,006	4,961	5,027	4,383
Professional Services	2,152	3,006	2,185	1,758	1,568
Multimedia	316	1,049	543	539	-235
Multimedia excluding PBX & Mobile Platforms	—	988	565	219	25
Unallocated 1)	-77	-224	-163	-103	-108

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	7,061	11,837	7,526	7,221	5,608

Sony Ericsson	-2,004	-599	23	24	895
ST-Ericsson 2)	-661	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	-2,665	-599	23	24	895

Total	4,396	11,238	7,549	7,245	6,503

1)	“Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.
2)	First quarter 2009 includes the January result, SEK -0.5 b., from the Ericsson Mobile Platforms operations which as from February 1, 2009, are transferred to and reported in ST-Ericsson.

EBITDA Margin by Segment excl. Restructuring Charges

As percentage of net sales, isolated quarters	2009 Q1	2008
		Q4	Q3	Q2	Q1
Networks	14%	17%	15%	15%	15%
Professional Services	17%	19%	19%	16%	16%
Multimedia	10%	21%	12%	13%	-6%
Multimedia excluding PBX & Mobile Platforms	—	25%	16%	8%	1%

Subtotal excluding Sony Ericsson and ST-Ericsson	14%	18%	15%	15%	13%

30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: April 30, 2009